UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan”), in compliance with CVM Resolution No. 44/2021 and in accordance with the Material Fact disclosed by Raízen S.A. (“Raízen”), informs its shareholders and the market in general that, on this date, Raízen, together with certain of its subsidiaries (the “Raízen Group”), filed a request for an Out-of-Court Reorganization proceeding (Recuperação Extrajudicial) before the São Paulo State Court.

The Out-of-Court Reorganization has been consensually structured between the Raízen Group and its main unsecured financial creditors that are parties to the Out-of-Court Reorganization Plan (the “Consenting Creditors” and the “Plan”, respectively), with the objective of providing a stable and protected legal framework to finalize negotiations and implement the restructuring of the Raízen Group’s unsecured financial indebtedness, in an aggregate amount of approximately R$65.1 billion, as well as other intercompany claims (the “Covered Claims”).

As of the date hereof, the Company has obtained the express support of Consenting Creditors holding more than 47% of the unsecured financial indebtedness, a level sufficient to file the Out-of-Court Reorganization proceeding and which evidence substantial support for the proposed restructuring. In accordance with applicable law, the Raízen Group will have a period of 90 days from the court’s acceptance of the filing to reach the minimum threshold required for court ratification of the Plan, upon which 100% of the Covered Claims will be bound by the amended terms and conditions set forth therein.

The Plan may include: (i) capital contributions by the Company’s shareholders; (ii) the conversion of a portion of the Covered Claims into equity interests in the Company; (iii) the replacement of certain Covered Claims with new indebtedness; (iv) corporate reorganizations aimed at the segregation of specific business segments currently conducted by the Raízen Group; and (v) divestment of assets of the Raízen Group. The Out-of-Court Reorganization has a limited and strictly financial scope and does not affect the Raízen Group’s obligations toward customers, suppliers, distributors, or other commercial partners that are essential to its operations and business continuity. All such obligations remain in full force and effect and will continue to be performed in the ordinary course of business.

Cosan clarifies that the Out-of-Court Reorganization reported by Raizen Group has a limited and strictly scope to Raízen’s financial obligations and does not involve, affect or imply any impacts on obligations, operations, capital structure or financial position of Cosan and its controlled companies (“Cosan Group”). The activities, commitments and commercial relationships of Cosan Group remain unaffected and will continue to be performed in the ordinary course of business, with no direct impacts related to the referred filing.

Cosan will keep its shareholders and the market duly informed of any further material developments related to the matter reported by Raízen.

São Paulo, March 11, 2026

 Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 11, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer